GF Acquisition Corp.
39 East Union Street
Pasadena, California 91103

June 16, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Attention:  Ronald Alper, Esq.
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	GF Acquisition Corp.
Registration Statement on Form S-1
Filed April 21, 2008
File No.: 333-150361

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, GF Acquisition Corp. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Registration No.:  333-150361 (collectively, the "Registration Statement").  The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 21, 2008.

The Registrant proposed to register shares of its common stock under the Registrant Statement.  Based upon changed circumstances in the securities markets, the Registrant has determined at this time not to pursue the offering of securities pursuant to the Registration Statement.  Furthermore, no securities have been sold under the Registration Statement.

Accordingly, we request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact me at (626) 584-9722 extension 1008.

Very truly yours,

/s/ Christopher A. Wilson
Christopher Wilson, Esq.
General Counsel
GF Acquisition Corp.

cc:           Ms. Ann Lawrence, Esq.
Michael Calabrese, American Stock Exchange